[UBS SECURITIES LLC LETTERHEAD]

March 12, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Brion Thompson

Re:	PIMCO Income Strategy Fund
Registration Statement on Form N-2 (File Nos. 333-164386 and 811-21374)

Dear Mr. Thompson:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, UBS Securities LLC, as the dealer manager of this offering, hereby joins the above-referenced registrant in requesting that the effective date of such Registration Statement be accelerated so that it will be declared effective by 9:00 a.m., Eastern time, on March 17, 2010, or as soon thereafter as possible.

Yours truly,

UBS SECURITIES LLC

By:	/s/ Sara Roccisano
Sara Roccisano
Director

By:	/s/ Ashley Park
Ashley Park
Associate Director